

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Via E-mail
Robert Kohn, CEO
BioPower Operations Corporation
1000 Corporate Drive, Suite 200
Fort Lauderdale, FL

> **Re:** **BioPower Operations Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 29, 2011**
> **File No. 333-172139**

Dear Mr. Kohn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure throughout the prospectus to provide the disclosure therein as of the most recent practicable date or the date of your most recent balance sheet, as appropriate.

Use of Proceeds, page 10

2. We reissue comment seven of our letter dated April 25, 2011. We note the disclosure added to this amendment that "the investor or financing source will determine, after their review of the feasibility study, whether or not the project economics meets their financing criteria." Please provide a more detailed discussion of the feasibility study, including who will prepare the study, what will be involved in the study, how the determination

whether to proceed or not is made, and who will make this determination.  Clarify the references to the investor or financing source making this determination.  It is unclear why you will not be making such determination as to whether to proceed with the project or not, as we note the references to "our first biomass project."  Such disclosure should be provided throughout the prospectus.  The business section should be substantially revised.  We may have further comment.

3.  We note your added disclosure in the last paragraph of page 10 that "[o]ur licensors have stated that each feasibility study will generally cost between $25,000 up to a maximum of $100,000 according to the complexity of each potential location."  This disclosure and your disclosure earlier on the same page that your "business plan calls for the implementation of one biomass project over the first twelve months," appears to indicate that most of the proceeds allocated to business development costs relate to the list of possible expenses described in the last paragraph of page 10.  In light of this, please provide additional detail on how you intend to allocate the proceeds for business development costs for different possible projects.

Dilution, page 12

4.  Please revise to present dilution based on the most recent balance sheet included in the registration statement (i.e., February 28, 2011).

Plan of Distribution, page 16

5.  We note your response to comment 13 of our letter dated April 25, 2011.  Please confirm that prior to requesting effectiveness you will identify the state(s) where your offering has been registered.

Information with Respect to the Registrant, page 19
Description of Business, page 19

6.  It appears that the licensors and financiers will be performing many of the operations and making many of the decisions discussed in this section.  Please clearly discuss the company's role in the biomass projects, including what role the company has in determining whether and how a biomass project goes forward.  Also, you state at the beginning of this section that your proposed business is to develop and own sustainable biomass projects; however, this is inconsistent with disclosure elsewhere that others will determine the feasibility of a project and that you will search for joint ventures or partners for a potential project.  Please reconcile and provide clear disclosure throughout the prospectus.

7.  We note the disclosure on page 20 that you have a team to commence business development activities, including developing potential joint venture/partner relationships.

Clarify whether this team has had any discussions or negotiations, preliminary or otherwise, with any potential joint venture or partners.

8. We reissue comment 14 of our letter dated April 25, 2011. We note the statement that Mr. Kohn paid for the address that was shared between Clenergen and BioPower. Please explain why Mr. Kohn paid for the shared office space and why the two entities shared a common address at the time. In addition, please explain the inaccuracy/misuse of the name Clenergen Biopower. The Form 8-K filed by Clenergen on November 10, 2009 and periodic reports after that Form 8-K clearly disclose that Clenergen BioPower was a subsidiary. We also note that Mr. Kohn was a director during that time period and signed the Form 10-K for the year ended October 31, 2009 as a director. Please explain the inconsistency.

9. We reissue comment 16 of our letter dated April 25, 2011. We note your added disclosure regarding gasification and steam processes on page 20. Please expand on your discussion of how such services will be offered through Clenergen and the terms discussed in the license agreement with respect to such technologies.

10. We note that you deleted the discussion of combustion steam and gasification from page 26, while retaining a brief discussion of wood chip conversion technologies. It is unclear why you appear to put added emphasis on wood chip conversion technologies and why you no longer discuss other conversion technologies. Please bring back deleted disclosure as appropriate and revise to clarify your anticipated approach to such conversion technologies. We also note the deletion of the statements that you will only use Green Oil and Clenergen technologies on their respective energy crops. Please add back the disclosure or if this is no longer the case, provide clear disclosure.

11. In this regard, it is also unclear how certain energy products listed in the table on page 28 differ from each other. For example, "[p]roducts which can be produced from energy crops through conversion technologies" and "bio fuels" would appear to include other energy products included in the table.

12. Please provide the basis for your statement in the last paragraph of page 30 that "in South Korea, they have announced that their demand for wood pellets will be 9,000,000 tonnes per year by 2020 with their current supply at 25,000 tonnes per year."

13. We note the revised disclosure that Clenergen and Green Oil cannot develop plantations within your territories. Please clarify whether they can sell seedlings in your territories.

14. We note your revised disclosure in the last paragraph of page 31 in response to comment 23 of our letter dated April 25, 2011. Please provide the basis for your statement that SilverLeaf has only been planted in one state in the United States in April 2011. For example, if SilverLeaf can only be planted by your licensor, Green Oil, and such information was provided by them, please clarify accordingly.

15. We partially reissue comment 24 of our letter dated April 25, 2011. Please discuss in greater detail the potential business arrangements with joint ventures, supply chain contracts, and financings for energy crop growing projects. In this regard, we note your disclosure in the fourth paragraph of page 34 that you have been "speaking to certain landowners." In addition, provide a discussion of the specific anticipated methods of competition and how you may compete positively, negatively or neutrally with the types of companies discussed on page 32.

16. Please remove the reference to "certain technologies and knowhow" on page 32, as you state you have not identified the technologies and knowhow.

17. We note the first paragraph of page 33 where you state that Green Oil Plantations Ltd. and their partners "have just planted SilverLeaf in the United States in April in Alabama and will have seed available for our use as required." Please reconcile this statement with your exclusive license to use Green Oil's technology in the United States.

18. We note the penultimate paragraph of page 34 where you added disclosure in response to comment 27 of our letter dated April 25, 2011. Please clarify this paragraph and the first paragraph of page 34 to clearly disclose, if true, that governmental approvals will be required, but you may seek to enter into agreements or joint ventures with parties that already have the required approvals. Furthermore, remove the reference to "we changed our statement," because this might confuse investors only reading the most recent prospectus. Lastly, please disclose the discussions or negotiations, preliminary or otherwise, that you have had with landowners.

Management's Discussion and Analysis, page 40

19. Please update your results of operations to provide analysis of your most recent operating results (i.e., for the three months ended February 28, 2011) as are included in your financial statements.

Security ownership of Certain Beneficial Owners and Management, page 42

20. Please add clear disclosure, such as through an additional column, to reflect the percent of voting class held by each entity, and by officers and directors as a group.

Transactions with Related Persons, Promoters and Certain Control Persons, page 43

21. We note your disclosure in Note 3 on page eight of your newly included interim financial statements that during December 2010 "the Company's Director advanced $506" and "the Company's Chief Executive Officer advanced $832" to the company. We also note your disclosure that during "January 2011, the Company's Director advanced $631" to the company. Please discuss these related party transactions here and provide the disclosure required by Item 404 of Regulation S-K.

22. We reissue comment 33 of our letter dated April 25, 2011.  Please disclose the amount of interest that has been paid and/or accrued on the related party loans.  We note that you have not provided such disclosure for the January 2011 loan.

Exhibits

23. We note that Exhibit 10.25 is missing exhibits A and B.  We also note that Exhibit 10.6 is missing Schedule 1.  Please file these exhibits in their entirety.  Furthermore, please file an executed Exhibit 10.25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.  Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director